April 24, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	California Carbon Industry, Inc.
Registration Statement on Form S-1
Filed February 2, 2015
File No. 333-201812

Dear Ms. Long:

California Carbon Industry, Inc. (the “California Carbon” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 26, 2015, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have only provided a confidential executive summary and subscription agreement to our potential investors, and it was only provided to our potential investors prior to November 2, 2014. We have attached a copy of the agreement package hereto.

2.

The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Response: We are not a blank check company. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is designing, developing, and manufacturing advanced carbon and composite materials and products, and developing related production processes, for use in the aerospace, automotive, marine, art and construction industries.

In Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated, in Section II(A), “DISCUSSION OF THE RULES, Scope of Rule 419,” that “Rule 419 does not apply to start-up companies with specific business plans . . .. even if operations have not commenced at the time of the offering.” In any event, operations have commenced at the time of offering as detailed in our response to the following Staff comment.

3.

Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Response: We are not a shell company, are engaged in non-nominal operations and have been since inception. Rule 405 of Regulation C states that a shell company is a company that has no or nominal operations and either (1) no or nominal assets, (2) assets consisting solely of cash and cash equivalents, or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets. Additionally, the Commission’s Release No. 33-8869, Revisions to Rule 144 and 145, states in footnote no. 172 in pertinent part as follows:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such a company does not meet the condition of having “no or nominal operations.”

As we are a startup company, were first formed in May of 2014, and are just beginning operations, we do not yet have revenues or non-nominal non-cash assets. However, we have been engaged in non-nominal operations since inception. We have been developing carbon composite prototypes to be used in the marine industry, which use a novel process to assemble the carbon exterior to the interior composite, we have tested the prototypes at a small outside laboratory in the San Diego area of California, we have entered into discussions with California State University, Long Beach, to co-develop a carbon composite technology for making ultra-light fuel tanks, and we have developed a process of introducing carbon nano-particles to the carbon fiber impregnation process through the use of liquid mediums at an outside facility, the USC Viterbi research Laboratory located in Los Angeles.

We currently have two employees, and Mr. Courouble is devoting his full-time to our operations and implementing our business plan. We lease office space and are currently negotiating the lease of a portion of an industrial facility at the Westerly Marine shipyard in Orange County, California.

All of the foregoing indicate that we have non-nominal operations, are not a shell company, and are just a startup company.

4.

Please revise your prospectus to disclose all other registration statements of companies for which your two officers, your director and your affiliates may have acted as promoters or in which they have a direct or indirect controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers, directors and affiliates and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Response: We have revised as instructed.

5.	Please include page numbers in the next amendment to your registration statement. The page numbers should be consistent with the page numbers listed in your table of contents.

Response: We have revised as instructed.

6.	Please revise this section to include your accumulated deficit.

Response: We have revised as instructed.

7.

We note your disclosure that you have “technologies currently being developed in-house” and “technologies to be licensed from universities and research organizations.” Please expand upon the specific steps you have taken in developing your technologies. If you have yet to take any steps, please explicitly disclose that here and remove any suggestion that you have already developed such technologies or have licensing agreements in place.

Response: We have revised as instructed.

8.	This risk factor does not appear applicable to your business or offering. Please delete it or otherwise tell us why it is applicable.

Response: We have revised as instructed.

9.	The disclosure in this section refers to Nevada law. However, you are a California corporation. Please revise this section to make the disclosure consistent with your bylaws.

Response: We have revised as instructed.

10.	Given the current status of your business, these risk factors do not appear applicable. Please delete the risk factors or otherwise tell us why they apply to your business.

Response: We have revised as instructed.

11.	Please state the amount of funding you will need to continue operations for the next 12 months.

Response: We have revised as instructed.

12.

Please ensure your risk factors reflect the current stage of your development. For instance, you do not appear to have any intellectual property yet the risk factors under the heading “Risks Related to Our Intellectual Property” suggest that you do. Please revise this section to remove any implication that you currently have patents or other intellectual property.

Response: We have revised as instructed.

13.	Please revise to identify the individual or individuals who have the voting and dispositive power with respect to the shares offered by Pacific Invest Holdings, Inc.

Response: We have revised as instructed.

14.

Please revise to indicate the nature of any position, office or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates pursuant to Item 507 of Regulation S-K.

Response: We have revised as instructed.

15.

You only have two directors with a connection to engineering, architecture or design. Please revise the statement that you were founded by “engineers, architects and designers” to accurately reflect this fact.

Response: We have revised as instructed.

16.

Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your plan of operation, including detailed milestones, when you first expect to generate revenues and the anticipated time frame for beginning and completing each milestone. Please also discuss the estimated expenses associated with each milestone.

Response: We have revised as instructed.

17.

Please explain what the Westerly Marine Orange County compound is, and explain any relation or affiliation between your company and Westerly Marine. Please also disclose the status of your discussions with Westerly Marine and whether you have entered into any agreement, whether formal or informal.

Response: Westerly Marine operates a shipyard on a large property in Orange County, California. Westerly Marine is unrelated to us or our affiliates, and while we have had numerous discussions with them to rent part of their facility to build up a research center that both we and Westerly Marine would be able to use to enhance its capabilities, we have not finalized the terms of the transaction, and there is no agreement to as to when and if such a lease would start. In the event that our discussions with Westerly do not result in an agreement satisfactory to us, we are considering other locations in the Long Beach area of California and in Orange County to develop our facility.

18.	Please explain how you have determined that your director, Greg Lynn, is “well known” in the art and design industry.

Response: Professor Lynn is a professor at Yale and UCLA and also at Wien University in Austria. He was the winner of the Golden Lion of the Venice Architecture Biennale in 2008. He was listed by TIME magazine as one of the top 100 innovators of the 21st century. In January of 2015, Professor Lynn participated in an exhibition at the USC School of Architecture dedicated to the crossover from the high performance yacht racing industry to architecture. It focused on the use of carbon composite construction in the building industry and highlighted the exterior building panels used at the Site Santa Fe Museum and the interior applications at the Bloom House in Southern California, both designed by Professor Lynn. As part of the event, the USC School of Architecture organized a public symposium on combining composite construction from the sailing industry with architecture with an emphasis on “performative composite and architecture and structural engineering.” The next day, his team led a hands-on workshop with over 50 faculty and students on the principles of composite construction. At the recent International Superyacht Symposium in Austria, Professor Lynn was the closing speaker, and the “Carbon Crystal Sails” he developed in partnership with Swarovski were the main exhibition showing the use of load-path-oriented carbon fiber to support over three-million crystals as a luxury translucent enclosure material for use by architects and designers. In February of 2015, Professor Lynn gave a lecture at the Princeton University School of Architecture on lightweight carbon composite construction in the building industry. For all of these reasons, we believe that Professor Lynn is well-known in the art and design industry.

19.	Please clearly state whether you have already filed a patent application for your carbon fiber in-mold coating.

Response: We have not yet filed a patent application, and we have added disclosure to that effect.

20.

You disclosed that your accountants have indicated that there is substantial doubt about your ability to continue as a going concern over the next twelve months from October 31, 2014. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty About an Entity’s Continued Existence. Please provide additional detail including but not limited to the following:

•	Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

•	How you will support your business if you cannot obtain funding;

•	Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

•	Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

•	A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

•	Management’s plans (including relevant prospective financial information).

Response: We have revised as instructed.

21.	Please explicitly disclose here that you do not currently have any products.

Response: We have revised as instructed.

22.	Please expand upon how you plan to distribute your proposed products. See Item 101(h)(4) of Regulation S-K.

Response: We have revised as instructed.

23.	Please discuss any relevant government regulation related to your plan to obtain “full aerospace accreditation” as disclosed on page 26.

Response: We have revised as instructed.

24.

We note disclosure that you have one full-time employee and one part-time employee. We also note disclosure in the risk factor, “The Company is dependent on the performance of certain personnel” on page 8, that Mr. Courouble plans to devote his full- time working efforts to the company. Please revise to clearly disclose here and elsewhere as necessary whether Mr. Courouble and Mr. Okada are currently working full or part- time with your company. If they are working part-time, please disclose how many hours per week they devote to your business.

Response: We have revised as instructed.

25.

You disclose that you have informal unwritten employment payment arrangements with Messrs. Courouble and Okada. For your verbal agreements with Messrs. Courouble and Okada, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Response: We have already included the entirety of our unwritten arrangements with Messers. Courouble and Okada, and therefore no exhibit need be filed: we have disclosed in the body of the registration statement itself that we have agreed to pay Mr. Courouble a salary of $150,000 per year beginning in September of 2014, and Mr. Okada a salary of $100,000 per year beginning in November of 2014, as well as to provide them health insurance coverage or reimburse them for their monthly health insurance expenses.

26.	The number of shares beneficially owned by Messrs. Courouble, Okada and Lynn exceeds the number you have reported for “All Officers and Directors.” Please advise and revise accordingly.

Response: The number of shares beneficially owned by Messrs. Courouble, Okada and Lynn in the aggregate equals 9,000,000 shares. The number of shares we have reported for “All Officers and Directors” also equals 9,000,000. We are not aware of any discrepancy.

27.	Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

Response: For the reasons stated in our response to Comment 3 herein, we do not believe revision of our disclosure is necessary as we are not a shell company even though we are a startup company.

28.

You disclosed that you issued 12,350,000 shares for stock receivable of $12,350 in accordance with subscription agreements executed prior to October 31, 2014. You also indicate that as of the date of this report, the subscription receivable had not been satisfied through receipt of cash for shares issued. Given that this subscription receivable remains unpaid, please tell us how you determined that these shares should be considered issued and outstanding as of October 31, 2014. Please also tell us how you determined that these shares issued for stock receivable should be included in basic and diluted weighted average shares outstanding in calculating earnings per share on page 4. We also note that you have included shares issued for stock receivable in the number of shares outstanding before and after the offering as well as in your dilution calculation. Please cite the accounting literature used to support your conclusion. Otherwise, please revise your disclosures throughout the document to show that these shares issued for stock receivable are not outstanding. Refer to ASC 505-10-45-2.

Response: The subscription receivable was not unpaid as of the date of our report. Accordingly, our financial statements have been revised appropriately, and revision of our disclosures throughout the document is not necessary.

29.

Your balance sheet on page 3 shows that you had account payable, related parties of $9,004 and accounts payable and accrued liabilities of $29,412. However, your statement of cash flows shows the change in accounts payable, related parties of $29,412 and accounts payable and accrued liabilities of $8,904. Please revise your statement of cash flows to reflect the correct change in accounts payable, related parties and accounts payable and accrued liabilities.

Response: We have revised as instructed.

30.

You indicate that you issued 175,000 shares of common stock for proceeds of $8,750 after October 31, 2014. Please tell us what consideration you gave to enhancing your disclosure to indicate that you also issued 700,000 shares on November 24, 2014 for general business consulting services as indicated under recent sale of unregistered securities.

Response: We have revised our subsequent event footnote to disclose the issuance of the 700,000 shares for services.

31.

Please revise your footnote to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

Response: We have revised as instructed.

32.

Your independent registered public accounting firm’s consent references its report dated November 6, 2014. However, the report of your independent registered public accounting firm is dated January 30, 2015. Please make arrangements with your independent registered public accounting firm to revise its consent to reference the appropriate date of its report.

Response: We have done so.

Thank you for your assistance and review.

Sincerely,

California Carbon, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer